

02007713

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 07 2002

SEC FILE NUMBER
8- 52202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Brittany Capital Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

712 Fifth Avenue 24th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond Mendez (212) 364-8751
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M.R. Weiser & Co.LLP
(Name — *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Raymond Mendez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brittany Capital Group, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

DIANNA ROSSI
NOTARY PUBLIC, State of New York
No. 01RO6045738
Qualified in Suffolk County
Commission Expires July 31, 2002

Dianna Rossi 2.21.02
Notary Public

Raymond Mendez
Signature

Secretary & Treasurer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Independent Auditors' Report on Internal Accounting Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRITTANY CAPITAL GROUP, INC.
712 Fifth Avenue
New York, NY 10019
(212) 364-8751

* *

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

* *

BRITTANY CAPITAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	17,497
Other assets		14,714
	$	32,211

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	11,441
Stockholders' equity:		
Common stock, no par value; 200 shares authorized, 110 shares issued and outstanding		38,500
Additional paid-in capital		3,000
Retained earnings (deficit)		(20,730)
		20,770
	$	32,211

The accompanying notes are an integral part of this financial statement.

BRITTANY CAPITAL GROUP, INC.

NOTES TO FINANCIAL STATEMENT

1. GENERAL:

Brittany Capital Group, Inc. (the "Company") is a registered broker-dealer and is subject to regulation by the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD"). The Company became a registered broker-dealer on April 4, 2000. Prior to registration the Company was active in financial consulting and worked in conjunction with another broker-dealer.

The Company works with private equity firms, assisting them in raising capital from institutional investors. In addition, the Company provides corporate finance advisory services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition:

Fees are recorded when earned and related expenses are recorded when incurred.

Cash Equivalents:

The Company considers all highly liquid investments with maturities of less than three months when purchased to be cash equivalents.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business Plan:

Realization of a major portion of the assets in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the company's ability to meet its financing requirements, and the success of its future operations. Management believes that actions presently being taken to revise the Company's operating and financial requirements provide the opportunity for the Company to continue as a going concern. Additionally, management has represented their intent to provide working capital as needed.

3. COST SHARING AGREEMENT:

The Company has entered into a cost sharing agreement whereby facilities, equipment and office services are provided. The cost sharing agreement commenced June 1, 2001 and terminated December 31, 2001. The agreement was terminated without penalty.

4. NET CAPITAL REQUIREMENTS:

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the SEC, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital to the greater of $5,000, or 1/8 of aggregate indebtedness including specific items during its first year of operation. At no time may the ratio of aggregate indebtedness to net capital exceed 8 to 1, during its first year of operation.

At December 31, 2001, the Company had net capital, as defined, of $6,056 which exceeded its required minimum net capital of $5,000 by $1,056. Aggregate indebtedness at December 31, 2001 was $11,441. The ratio of aggregate indebtedness to net capital was 1.89 to 1.

5. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:

The Company does not maintain margin accounts for its customers; and, therefore, there were no excess margin securities.`

The Company transacts its business with customers located worldwide.

The Company transacted business with two clients during the year ended December 31, 2001.

6. TAXES:

The Company has available at December 31, 2001 approximately $47,000 of unused net operating loss carryforwards that may be applied against future taxable income which expires in 2020.

The deferred tax asset arising as a result of the net operating loss carryforwards, against which a 100% allowance has been taken, is as follows:

	Federal	State & City	Total
Income tax benefit at statutory rates	$ 7,000	$ 7,300	$ 14,300
Less: Valuation allowance	(7,000)	(7,300)	(14,300)
Deferred tax asset, net of valuation allowance	$ -0-	$ -0-	$ -0-

The valuation allowance increased by $14,300 during the year ended December 31, 2001.

7. PROFIT SHARING PLAN:

The Company has established a profit sharing plan which covers all employees. Employees are immediately vested. No contributions were made during the year ended December 31, 2001.

* *

The Company's Statement of Financial Condition as of December 31, 2001 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* *

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Brittany Capital Group, Inc.

We have audited the accompanying statement of financial condition of Brittany Capital Group, Inc. as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Brittany Capital Group, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

M.R. Weiser & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
January 25, 2002